Exhibit 99.1

Inspira Outlines Strategic Vision and Transaction Framework for Breast Cancer Liquid Biopsy Expansion

Company details contemplated transaction structure designed to preserve shareholder value and enable future dividend distributions from core technologies

RA’ANANA, Israel, January 8, 2026 (GLOBE NEWSWIRE) -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today outlines its strategic vision and proposed transaction framework for its planned expansion into liquid biopsy diagnostics, outlining a structured approach designed to preserve shareholder value while enabling future dividend distributions the Company’s core respiratory and life-support technologies. This framework underpins a proposed acquisition of an advanced liquid biopsy platform alongside a concurrent equity investment (the “Equity Investment”), positioning Inspira to pursue long-term growth while protecting and monetizing the value of its existing business.

Tal Parnes, Chairman of the Board of Inspira Technologies, stated: “The contemplated acquisition of this liquid biopsy platform represents a significant value inflection point for Inspira, adding a high-impact diagnostics capability with substantial long-term potential. The Board and management have deliberately structured this transaction to pursue this growth opportunity while optimally allocating value between the new platform and Inspira’s core respiratory business through a CVR framework. We view this as disciplined, strategic value creation designed to maximize upside across both platforms.”

The proposed acquisition represents a natural and execution-ready expansion of Inspira’s core competencies in blood-based diagnostics and real-time monitoring. Inspira has built significant proprietary know-how in blood analysis through the development of its HYLA™ blood sensor platform, which utilizes advanced optical sensing and AI-powered algorithms and achieved between 95% to 99% accuracy across measured parameters in clinical testing. The Company proactively established a dedicated blood diagnostics laboratory as foundational infrastructure to support expansion into adjacent diagnostic applications, including oncology. The Company’s infrastructure, combined with Inspira’s proven track record in navigating the U.S. Food and Drug Administration (FDA) regulatory pathways, exemplified by the 510(k) clearance of the ART100 system, positions the Company to efficiently accelerate the regulatory and commercial advancement of the liquid biopsy technology.

About the Liquid Biopsy Technology

The liquid biopsy platform targeted in the proposed acquisition is designed to analyze intact circulating tumor cells (CTCs) from a blood sample, rather than relying solely on fragmented genetic material. By examining whole tumor cells, the platform is intended to provide a more direct view of tumor characteristics as they change over time. This capability represents a significant potential improvement in the current diagnostic landscape, with major commercial implications.

The platform’s initial focus is breast cancer, where shifts in biomarkers such as HER2 (Human Epidermal Growth Factor Receptor 2) status can materially affect treatment options. Because tumors can evolve and repeat tissue biopsies are invasive and often impractical, these changes may go undetected in routine care. The platform is designed to enable repeat, minimally invasive blood-based testing that may help identify patients whose tumors change during treatment, potentially expanding access to targeted therapies.

The technology is designed for routine clinical use and has demonstrated a high degree of concordance with traditional tissue biopsy in preliminary clinical validation work. While breast cancer is the initial application, the platform is intended to be adaptable across additional solid tumor indications and potential companion diagnostic applications.

While breast cancer represents the initial clinical entry point, the platform is inherently extensible across additional solid tumor indications, treatment-response monitoring, minimal residual disease detection, and companion diagnostic partnerships with pharmaceutical companies.

Current Inspira Operations

The Company is executing this transaction as a strategic expansion that builds on its unique capabilities in blood-based diagnostics, respiratory care, and medical device execution, while its core respiratory care and life-support business advances with full momentum. Inspira’s FDA-cleared INSPIRA™ ART100 system remains deployed at leading U.S. hospitals, and the Company continues to drive a growing commercial pipeline, including the previously announced purchase orders expected to generate revenue during 2026.

As part of the concurrent Equity Investment, up to $12 million of the proposed $15 million is expected to be allocated specifically to support growing and commercially expanding ongoing operations and further development of the Company’s existing respiratory and blood-monitoring platforms. This funding is intended to accelerate the next phase of commercialization, strengthen execution across current programs, and maximize the long-term value of Inspira’s established technologies for shareholders.

Transaction Structure & Value Preservation

The proposed transaction is deliberately structured to enable significant strategic expansion while preserving and optimizing value for existing shareholders.

●	Shareholder Value Allocation (CVR Framework): To ensure that the value of Inspira’s existing respiratory and life-support business would accrue to current shareholders, it is expected that shareholders of record prior to closing would receive CVRs. The CVRs are designed to exclusively allocate to existing shareholders any future value generated by the Company’s current respiratory and life-support technologies, including: (i) dividends derived from any profits if revenues grow and profitability is achieved; and (ii) net proceeds from any future strategic transaction or sale of these technologies, subject to applicable legal and board approvals.

●	Acquisition Structure: Inspira would acquire the liquid biopsy business in exchange for up to 40% of its issued and outstanding share capital on a fully diluted basis. This structure enables Inspira to integrate a high-impact diagnostics platform while securing the economic upside of its existing business for current shareholders through the CVR framework.

●	Concurrent Strategic Investment: As part of the transaction, Inspira would receive a $15 million equity investment at a pre-money valuation of $180 million from a third party or other amount agreed between the parties, to support both the integration of the liquid biopsy platform and the continued advancement of Inspira’s existing operations.

●	Closing and Timing: The acquisition and equity investment are intended to close concurrently, subject to customary conditions, including shareholder and regulatory approvals. The parties are working toward execution of definitive agreements within approximately four weeks of the January 5, 2026, term sheet signing.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the structure and closing of the proposed acquisition, including the conditions precedent, the potential execution, and timing of execution, of the definitive agreements, the potential for the closing of the equity financing and its expected use of proceeds, the Company’s ability to integrate the liquid biopsy platform, the potential benefits and advantages of strategic acquisition and establishment of a dual-platform medical technology business, the platform’s clinical relevance and its potential utility in companion diagnostic and therapy-alignment applications, the ability of the Company to efficiently accelerate the regulatory and commercial advancement of the liquid biopsy technology, the expected use of proceeds from the equity investment, the shareholder protection framework and the expected issuance of contingent value rights and the Company’s future operations and strategic positioning following completion of the transaction. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, the platform’s ability to be extensible across additional solid tumor indications, treatment-response monitoring, minimal residual disease detection, and companion diagnostic partnerships with pharmaceutical companies, the ability of Inspira to integrate a high-impact diagnostics platform while securing the economic upside of its existing business for current shareholders through the CVR framework, the ability of the $15 million equity to support both the integration of the liquid biopsy platform and the continued advancement of Inspira’s existing operations. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

3